UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

telecom | personal | flow

Telecom Argentina
Press Release
1Q24

05-08-2024

Contacts: Luis Fernando Rial Ubago - lfrialubago@teco.com.ar Tomás Pellicori - tlpellicori@teco.com.ar	Market Cap (NYSE: TEO): US$3,975.7 million*

Telecom Argentina S.A.

announces consolidated results for the first quarter of fiscal year 2024 (“1Q24”) **

Note: For the figures included in the FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to annual financial statements, interim and special periods ending as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to 1Q24 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Therefore, comments related to variations of results between 1Q24 and 1Q23 mentioned in this press release correspond to “figures restated by inflation” or “constant” figures. Moreover, Table 3 shows information broken down by segment for periods ended as of March 31 of 2024 and 2023, as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning on page 11.

•	It should be noted that the results presented on a comparative basis (March 2023) include the effect of the year-over-year inflation as of March 2024, which was 287.9%.

•	The Company's Consolidated Revenues amounted to P$683,916 million in 1Q24 (-17.9% in constant currency compared to 1Q23). Service Revenues totaled P$651,872 million (-16.3% vs. 1Q23), decreasing because the net effect of the price increases implemented by the Company on revenues has been lower than the year-on-year inflation.

•	The evolution of our subscriber base has shown resilience during 1Q24. Mobile and fixed internet accesses increased, reaching 21.2 million in 1Q24 (+681 thousand vs. 1Q23) and 4.1 million (+18 thousand vs. 1Q23), respectively. On the other hand, Pay TV subscribers in Argentina totaled 3.1 million in the same period (-49 thousand vs. 1Q23).

•	The margin of Operating Income before Depreciation, Amortization, and Impairments of Fixed Assets ("Operating Income before D, A & I") over revenues remained stable compared to the same period of the previous year, even in the challenging context in which the Company operates, registering 30.3% in 1Q24. This stability is due to the effective management of Operating Costs before Depreciation, Amortization, and Impairments of Fixed Assets, which recorded a significant decrease in real terms during 1Q24 (-17.9% vs. 1Q23). In 1Q24, Operating Income before D, A & I totaled P$207,134 million.

•	Due to the real appreciation of the Argentine peso against the US dollar during 1Q24 (due to inflation being higher than devaluation, registering variations of 51.6% and 6.1%, respectively), the Company recorded a net income of P$675,032 million (compared to an income of P$110,477 million in 1Q23). mainly explained by gains from exchange rate differences in real terms included in Financial Results.

•	Investments (including right-of-use assets) amounted to P$145,472 million in 1Q24 (+8.6 in constant currency vs. 1Q23), which represents 21.3% of our Consolidated Revenues. CAPEX (excluding right-of-use assets) during the 1Q24 represented 15.3% of Consolidated Revenues.

•	Net Financial Debt totaled P$1,988,429 million as of March 31, 2024, decreasing in real terms (-29.1% in constant currency vs. December 31, 2023).

*Market capitalization as of May 7, 2024

**Unaudited non-financial information

TELECOM ARGENTINA	1

*(Figures may not add up due to rounding)

** (in constant currency - includes right-of-use assets for P$40,804 million as of March 31, 2024 and for P$35,506 million as of March 31, 2023)

*** (Includes IP telephony lines, which amounted to approximately 1.60 million and 1.17 million as of March 31, 2024, and March 31, 2023, respectively)

Consolidated Revenues (in million P$)	Operating Income before D, A & I (EBITDA) (in million P$)

Operating Income (Loss) (EBIT) (in million P$)	Net Income (Loss) (in million P$)

TELECOM ARGENTINA	2

Buenos Aires, May 8, 2024 - Telecom Argentina S.A. (“Telecom Argentina”) - (NYSE: TEO; BYMA: TECO2), announced today a Net Income of P$675,032 million for the period ended March 31, 2024, mainly explained by gains from exchange rate differences in real terms included in Financial Results. The Net Income attributable to the controlling company was P$672,260 million.

It should be noted that comparative figures for the previous fiscal year have been restated by inflation so that the resulting information is presented in terms of the current measurement unit as of March 31, 2024.

The following table shows the evolution of the national consumer price index (National CPI - according to INDEC’s official statistics) as of March 31, 2024, and as of December 31 of 2023 and 2022, used for the restatement of figures in constant currency:

	As of December 31, 2022	As of December 31, 2023	As of March 31, 2024
Annual	94.8%	211.4%	287.9%
3-month cumulative (Since December 2023)	n/a	n/a	51.6%

During 1Q24, Consolidated Revenues amounted to P$683,916 million, from which Service Revenues totaled P$651,872 million.

During 1Q24, Service Revenues decreased by 16.3% compared to 1Q23, mainly due to a decrease in real ARPUs in the main segments. This is because the net effect of the price increases implemented by the Company on revenues was lower than the year-on-year inflation rate, which stood at 287.9%. Additionally, higher levels of discounts were granted to customers to maintain the customer base, considering the intense competition in the market.

Consolidated Revenues

Mobile Services

As of March 31, 2024, total mobile subscribers in Argentina and Paraguay amounted to 23.5 million. In 1Q24, mobile services revenues reached P$278,328 million (- P$61,484 million or -18.1% vs. 1Q23), obtaining the highest share in terms of service revenues (representing 42.7% and 43.6% of service revenues in 1Q24 and 1Q23, respectively). Mobile internet revenues in 1Q24 and 1Q23 were equivalent to 92% of total revenues for these services.

TELECOM ARGENTINA	3

Mobile Services in Argentina

As of March 31, 2024, total mobile subscribers amounted to approximately 21.2 million (+681 thousand vs. 1Q23). Throughout the period, a change in customer behavior was observed, resulting in a 8.7% increase in the prepaid subscriber base and a 4.2% decrease in the postpaid subscriber base. As of March 31, 2024, postpaid accesses represent 39% of our mobile subscriber base.

In 1Q24, mobile service revenues in Argentina amounted to P$248,513 million (-P$66,084 million or -21% vs. 1Q23). The average monthly revenue per user (“ARPU”) amounted to P$3,872.0 during the 1Q24 (vs. P$5,071.0 in 1Q23). The effect generated by the restatement in terms of the current measurement unit as of March 31, 2024, included in the ARPU amounted to P$381.7 and P$3,844.2 for 1Q24 and 1Q23, respectively. The average monthly churn rate was 1.5% in 1Q24 (compared to an average of 1.7% in 1Q23).

During the Mobile World Congress 2024, the Company was distinguished, for the fifth consecutive time by Ookla, a global leader in network usage testing, for having the fastest mobile network in Argentina, as verified through its SpeedTest platform. Thus, it is the only operator in Latin America to achieve this accomplishment.

Personal in Paraguay (“Núcleo”)

As of March 31, 2024, Núcleo’s subscriber base reached 2.4 million. Of the total number of accesses, 75% correspond to prepaid plans and 25% to postpaid plans, whereas as of March 31, 2023, prepaid accesses represented 79% and postpaid accesses 21%.

During 1Q24, Mobile service revenues in Paraguay reached P$29,815 million (+ P$4,600 million or +18.2% vs. 1Q23). The increase is mainly due to the real depreciation of the Argentine peso against the Guarani compared to 1Q23.

Internet Services

Internet services revenues totaled P$168,535 million during 1Q24 (-P$13,829 million or -7.6% vs. 1Q23). Total broadband subscribers reached approximately 4.1 million in 1Q24 (-18 thousand vs. 1Q23), continuing with the stabilization observed since the second quarter of 2023. The monthly churn rate of Internet services was positioned at 1.5% and 1.7% as of March 31, 2024, and 2023, respectively.

Additionally, broadband ARPU (restated in constant currency as of March 31, 2024) amounted to P$12,733.2 in 1Q24 (vs. P$14,122.3 in 1Q23). The effect generated by the restatement in terms of the measuring unit as of March 31, 2024, included in the ARPU amounted to approximately P$1,184.7 and P$10,711.2 for 1Q24 and 1Q23, respectively.

As of March 31, 2024, customers with a service of 100 Mb or higher represent 85% of the total customer base (vs. 81% as of March 31, 2023). In 1Q24, accesses with this speed or higher amounted to 3.5 million (+5.5% compared to 1Q23).

Cable TV Services

Cable TV service revenues reached P$101,424 million in 1Q24 (-P$53,371 million or -34.5% vs. 1Q23). Cable TV subscribers, including Uruguay and Paraguay, exceeded 3.3 million (-47 thousand vs. 1Q23).

TELECOM ARGENTINA	4

The monthly Cable TV ARPU (restated in constant currency as of March 31, 2024) reached P$9,041.0 during 1Q24 (vs. P$14,460.9 in 1Q23). The effect generated by the restatement in terms of the measuring unit as of March 31, 2024, included in the ARPU amounts to P$894.0 and P$10,971.7, for 1Q24 and 1Q23, respectively.

The subscriber base in Argentina amounted to 3.1 million accesses as of March 31, 2024, reflecting a 1.5% decrease compared to 1Q23. This decline is primarily attributed to the country's economic situation and a shift in customer consumption trends. Despite this, the number of Flow subscribers continued to grow (+12% vs. 1Q23), demonstrating the strength and market acceptance of the platform in the market. Premium subscriptions as of 1Q24 amounted to 1.2 million. Monthly churn rate was 1.8% as of March 31, 2024, and 2023.

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data services reached P$95,749 million in 1Q24 (+P$717 million or +0.8% vs. 1Q23).

The monthly fixed voice ARPU (restated in constant currency as of March 31, 2024) reached P$5,875.6 in 1Q24 (vs. P$6,276.9 in 1Q23). The effect generated by the restatement in terms of the measuring unit as of March 31, 2024, included in the ARPU amounted to P$640.7 and P$4,771.7 for 1Q24 and 1Q23, respectively.

Other Service Revenues

Other service revenues, primarily including fintech-related services, billing and collection management revenue on behalf of third parties, administrative revenue, and advertising space sales revenue, among others, reached P$7,836 million (+P$1,067 million or +15.8% compared to 1Q23).

The main variation is driven by the increase in fintech services in Argentina by P$1,839 million, mainly due to the growth in platform usage and the increase in the number of users.

Our virtual wallet service, Personal Pay, ended the period with 2.5 million customers (vs. 1 million in 1Q23). Personal Pay developed new features, including the addition of remunerated account balance services, prepaid cards for teenagers, Extra Pay and B2B solutions, among others.

Revenues from equipment sales

Equipment revenues reached P$32,044 million (-P$22,397 million or -41.1% vs. 1Q23). This variation is mainly due to a 37% decrease in the quantity of handsets sold compared to 1Q23.

Consolidated Operating Costs

Consolidated Operating Costs (including Depreciation, Amortization and Impairment of Fixed Assets) totaled P$710,063 million in 1Q24 (-P$135,135 million or -16.0% vs. 1Q23). Excluding Depreciation, Amortization and Impairment of Fixed Assets, operating costs experienced a reduction of 17.9% in real terms during the same period.

The cost breakdown was as follows:

•	Employees benefits and severance payments: P$157,824 million in 1Q24 (-21.2% vs. 1Q23). Total employees amounted to 21,079 as of March 31, 2024.

•	Interconnection and transmission costs (including roaming, international settlement charges and lease of circuits): P$25,088 million (+0.9% vs. 1Q23).

•	Fees for services, maintenance and materials: P$100,037 million in 1Q24 (+2.4% vs. 1Q23).

•	Taxes and fees paid to regulatory authorities: P$52,700 million (-17.9% vs. 1Q23).

TELECOM ARGENTINA	5

•	Commissions and advertising (commissions paid to agents, collection fees and other commissions): These costs totaled P$35,507 million in 1Q24 (-26.9% vs. 1Q23).

•	Cost of handsets sold: P$23,857 million (-38.3% vs. 1Q23). This variation is mainly due to a decrease in the number of units sold compared to 1Q23.

•	Programming and content costs: P$37,456 million (-21.6% vs. 1Q23).

•	Other Costs totaled P$44,313 million (-24.7% vs. 1Q23), of which bad debt expenses totaled P$17,020 million (-32.5% vs. 1Q23).

•	Our bad debt ratio was 2.5% of total revenues as of March 31, 2024 (vs. 3.0% in 1Q23).

•	Other operating costs, including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity, among others, totaled P$27,293 million (-18.8% vs. 1Q23).

•	Depreciation, amortization and impairment of fixed assets amounted to P$233,281 million (-11.7% vs. 1Q23). This charge includes the impact of the amortization of assets incorporated after March 31, 2023, partially offset by the effect of the assets that were completely amortized after such date.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results) showed an income of P$913,364 million in 1Q24 (vs. an income of P$75,149 million in 1Q23), mainly due to:

*Related to Notes issued in UVA

Exchange gains from exchange rate differences, measured in real terms, are the result of inflation outpacing the appreciation of the US dollar against the Argentine peso (51.6% vs. 6.1%, respectively).

Income Tax

Telecom’s income tax includes the following effects:

i)	the current income tax, determined based on the current tax legislation applicable to Telecom,

ii)	the effect of applying the deferred tax method with respect to temporary differences determined by comparing our asset and liability valuation according to tax and financial accounting criteria which includes the effect of the income tax inflation adjustment.

Income tax loss amounted to P$210,826 million in 1Q24 (vs. an income of P$45,665 million in 1Q23). The loss related to item (i) above amounted to P$1,738 million in 1Q24 (vs. a loss of P$310 million in 1Q23) and the income tax effect related to the application of the deferred tax method described in item (ii) above is a loss of P$209,088 million in 1Q24 (vs. an income of P$45,975 million in 1Q23).

TELECOM ARGENTINA	6

Consolidated Net Financial Debt

As of March 31, 2024, our net financial debt (cash, cash equivalents – net of Client Funds - plus financial investments and financial NDF* minus loans) is passive and amounted to P$1,988,429 million, which represents a decrease of P$815,908 when compared to the net financial debt as of December 31, 2023, restated by inflation.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

During 1Q24, the Company invested (including rights of use assets) P$145,472 million (+8.6% vs. 1Q23). Said investments represented 21.3% of consolidated revenues in 1Q24. As of March 31, 2024, investments without considering right of use of assets totaled $104.668 million (+6.4% vs. 1Q23).

The investments were focused on:

•	Expansion of cable TV and internet services to improve transmission and access speed offered to customers.

•	Deployment and modernization of our 4G mobile access sites to improve coverage and increase mobile network capacity. The deployment of 4G/LTE reached a coverage of 98% of the population. Our mobile subscribers with access to our 4G network, according to Ookla's latest March 2024 benchmark, perceived a better service experience, reaching average speeds of 38.6Mbps, compared to 30Mbps during the same period in 2023.

•	During the first months of 2024, we continued the expansion of our 5G network, with plans to reach 200 sites by the end of the year.

•	Expanding our transmission and transport networks to unify the different access technologies and to consolidate the deployment of last-mile networks with FTTH architecture. Additionally, we continued with the plan to connect remote and low-density areas through satellite backhaul.

Relevant financial events of the period

Central Bank Communication "A" 7621

On September 15, 2020, through Communication "A" 7106, the BCRA established certain requirements to access the local exchange market for purposes of repayment of cross-border financial debts, in particular, for the payment of principal outstanding amounts in loans and securities having amortization payments scheduled between October 15, 2020 and December 31, 2021. According to this Communication, the payment of principal amounts pertaining to loans and securities subject to the regulation should be part of a refinancing plan that must be previously filed with the BCRA, which must provide that (i) only 40% of the principal amount owed and payable shall be paid through the local foreign Exchange market on or prior to March 31, 2021; and (ii) the remaining 60% must be refinanced so the average life of the debt is increased for a minimum of two years.

TELECOM ARGENTINA	7

On March 3, 2022, through Communication "A" 7466, and on October 13, 2022, through Communication "A" 7621, the BCRA extended the requirements established by Communication "A" 7106 until December 31, 2022, and 2023, respectively.

Since December 31, 2023, and up to the date of this release, this regime has not been extended, therefore, the Company has access to the official exchange market for all financial debt maturities going forward.

Revocation of Decree No. 690/20

Through Executive Decree No. 302/24 published in the Official Gazette on April 9, 2024, the National Executive Power revoked the Decree No. 690/20. As of the date of the issuance of this report, the Company is analyzing the effects of the Decree’s revocation.

Furthermore, on February 20, 2024, the Company reported the extension of the preliminary injunction suspending the application of the regulation for a period of six months, remaining in force until August 20, 2024. Consequently, the preliminary injunction is fully effective as of this date.

Relevant events after March 31, 2024

Ordinary and Extraordinary General Shareholders’ Meeting

The Ordinary and Extraordinary General Shareholders' Meeting held on April 25, 2024, resolved, among other matters, the following:

To approve the proposal of the Board of Directors, expressed in purchasing power currency as of March 31, 2024, using the National Consumer Price Index (National CPI) in accordance with Resolution CNV No. 777/18, regarding the negative Unassigned Results as of December 31, 2023, amounting to P$257,730 million (P$390,775 million in constant currency as of March 31, 2024).

(i)	Absorb the amount of P$257,730 million (P$390,775 million in constant currency as of March 31, 2024) from the "Discretionary reserve to maintain the level of capital investments and the current solvency level of the Company";

(ii)	Reclassify the amount of P$84,257 million (P$127,752 million in constant currency as of March 31, 2024) from the "Discretionary reserve to maintain the level of capital investments and the current solvency level of the Company" and charge it against the "Merger Premium";

(iii)	Delegate powers to the Board of Directors to release the " Discretionary reserve to maintain the level of capital investments and the current solvency level of the Company" in an amount that allows the distribution of dividends in cash or in kind or in any combination of both options, for a maximum distribution amount of up to US$100 million, once the conditions detailed in Note 13.c), penultimate paragraph, of the Consolidated Financial Statements as of December 31, 2023, are met or waived.

TELECOM ARGENTINA	8

Telecom Argentina is a leading telecommunications company in Argentina, offering local and long distance fixed-line telephone, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of March 31, 2024, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago lfrialubago@teco.com.ar	Tomás Pellicori tlpellicori@teco.com.ar	Santiago Gramegna smgramegnavedani@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA	9

Telecom Argentina S.A.

Consolidated Information

First Quarter – Fiscal Year 2024

(in million Argentine Pesos)

1- Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of March 2024)

	03/31/24	12/31/23	Δ $	Δ %
Cash and cash equivalents*	150,604	242,252	(91,648)	-37.8%
Financial Investments**	316,925	190,313	126,612	66.5%
Trade receivables	208,647	201,457	7,190	3.6%
Other Receivables	49,943	49,262	681	1.4%
Inventories	44,208	47,805	(3,597)	-7.5%
Total current assets	**770,327**	**731,089**	**39,238**	**5.4%**
Financial Investments	271	663	(392)	-59.1%
Trade receivables	355	382	(27)	-7.1%
Goodwill	2,337,135	2,340,988	(3,853)	-0.2%
Property, plant and equipment ('PP&E')	3,283,930	3,444,604	(160,674)	-4.7%
Intangible assets	1,355,603	1,374,340	(18,737)	-1.4%
Right-of-use assets	325,633	327,036	(1,403)	-0.4%
Other Receivables	70,299	86,144	(15,845)	-18.4%
Total non-current assets	**7,373,226**	**7,574,157**	**(200,931)**	**-2.7%**
TOTAL ASSETS	**8,143,553**	**8,305,246**	**(161,693)**	**-1.9%**
Trade payables	415,440	541,069	(125,629)	-23.2%
Financial debt	854,148	854,356	(208)	0.0%
Salaries and social security payables	127,776	138,188	(10,412)	-7.5%
Income tax liabilities	2,929	2,368	561	23.7%
Taxes payables	61,300	59,357	1,943	3.3%
Lease liabilities	40,178	43,570	(3,392)	-7.8%
Client Funds	10,193	10,946	(753)	-6.9%
Other liabilities	16,543	20,076	(3,533)	-17.6%
Provisions	5,228	8,097	(2,869)	-35.4%
Total current liabilities	**1,533,735**	**1,678,027**	**(144,292)**	**-8.6%**
Trade payables	11,192	1,386	9,806	-
Financial debt	1,591,888	2,372,263	(780,375)	-32.9%
Salaries and social security payables	5,836	5,654	182	3.2%
Deferred income tax liabilities	906,453	699,192	207,261	29.6%
Taxes payables	7	-	(10)	-58.8%
Lease liabilities	73,351	90,835	(17,484)	-19.2%
Other liabilities	10,213	13,710	(3,497)	-25.5%
Provisions	35,022	39,599	(4,577)	-11.6%
Total non-current liabilities	**2,633,962**	**3,222,656**	**(588,694)**	**-18.3%**
TOTAL LIABILITIES	**4,167,697**	**4,900,683**	**(732,986)**	**-15.0%**
Equity attributable to Controlling Company	3,885,937	3,286,979	598,958	18.2%
Non-controlling interest	89,919	117,584	(27,665)	-23.5%
TOTAL EQUITY	**3,975,856**	**3,404,563**	**571,293**	**16.8%**
TOTAL LIABILITIES AND EQUITY	**8,143,553**	**8,305,246**	**(161,693)**	**-1.9%**

*As of March 31, 2024, it includes restricted availability funds amounting to $10,193 million corresponding to client funds

** Includes NDF

2- Consolidated Loans

(Monetary items)

	03/31/24	12/31/23	Δ $	Δ %
Bank overdrafts - principal	190,603	35,652	154,951	-
Bank and other financial entities loans - principal	213,479	310,443	(96,964)	-31.2%
Notes - principal	298,092	286,531	11,561	4.0%
Loans for purchase of equipment	15,366	23,626	(8,260)	-35.0%
Accrued interest and related expenses	136,608	198,104	(61,496)	-31.0%
Total Current Loans	**854,148**	**854,356**	**(208)**	**0.0%**
Notes - principal	1,049,918	1,514,903	(464,985)	-30.7%
Bank and other financial entities loans - principal	397,014	606,002	(208,988)	-34.5%
Loans for purchase of equipment	8,903	16,261	(7,358)	-45.2%
Accrued interest and related expenses	136,053	235,097	(99,044)	-42.1%
Total Non Current Loans	**1,591,888**	**2,372,263**	**(780,375)**	**-32.9%**
Total Loans	**2,446,036**	**3,226,619**	**(780,583)**	**-24.2%**
Cash and cash equivalents, and Financial Investments	457,607	422,282	35,325	8.4%
Net Financial Debt	**(1,988,429)**	**(2,804,337)**	**815,908**	**-29.1%**

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Telecom Argentina S.A.

Consolidated Information

First Quarter – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	11

Telecom Argentina S.A.

Consolidated Information

First Quarter – Fiscal Year 2024

(in million Argentine Pesos)

4- Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	03/31/24	03/31/23	Δ $	Δ %
Revenues	**683,916**	**833,213**	**(149,297)**	**-17.9%**
Consolidated Operating Costs	(710,063)	(845,198)	135,135	-16.0%
Operating loss	**(26,147)**	**(11,985)**	**(14,162)**	**118.2%**
Net Financial results and earnings from associates and joint ventures	912,005	76,797	835,208	-
Net income before income tax expense	**885,858**	**64,812**	**821,046**	-
Income tax expense	(210,826)	45,665	(256,491)	-
Net income	**675,032**	**110,477**	**564,555**	-
Attributable to:				
Controlling Company	672,260	107,669	564,591	-
Non-controlling interest	2,772	2,808	(36)	-1.3%
Operating income before D, A & I	**207,134**	**252,293**	**(45,159)**	**-17.9%**
As % of Revenues	30.3%	30.3%		

Financial results, net	03/31/24	03/31/23	Δ $	Δ %
Financial cost				
Interests on borrowings	(26,368)	(26,833)	465	-1.7%
Remeasurement in borrowings	(29,511)	10,981	(40,492)	-
Foreign currency exhange gains (losses) on borrowings	853,723	51,644	802,079	-
Borrowings renegotiation results	-	(1,210)	1,210	-100.0%
Total financial cost	**797,844**	**34,582**	**763,262**	-
Other financial results, net				
Fair value gains/(losses) on financial assets at fair value through profit or loss	(23,767)	(11,047)	(12,720)	115.1%
Other foreign currency exhange gains (losses)	97,655	(3,157)	100,812	-
Other interests, net	5,536	4,976	560	11.3%
Other taxes and bank expenses	(15,621)	(8,064)	(7,557)	93.7%
Financial expenses on pension benefits	(714)	(1,043)	329	-31.5%
Financial discounts on assets, debts and other	(269)	(3,227)	2,958	-91.7%
*RECPAM**	52,700	62,129	(9,429)	-15.2%
Total other financial results, net	**115,520**	**40,567**	**74,953**	**184.8%**
Total Financial results, net	**913,364**	**75,149**	**838,215**	-

** Inflation restatement gain / (loss)*

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Telecom Argentina S.A.

Consolidated Information

First Quarter – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	13

Telecom Argentina S.A.

Consolidated Information

First Quarter – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 8, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations